# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Disc Medicine, Inc., CIK 0001816736
CUSIP: 254604101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 321 Arsenal Street, Suite 101, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0000947871-21-000254
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP VI LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP VIII LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Genesis GP LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,556,369; sole dispositive power 0; shared dispositive power 1,556,369; aggregate amount beneficially owned 1,556,369 (4.5% of the class)
- ORBIMED CAPITAL GP VI LLC (CIK 0001682115): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 530,487; sole dispositive power 0; shared dispositive power 530,487; aggregate amount beneficially owned 530,487 (1.5% of the class)
- OrbiMed Capital GP VIII LLC (CIK 0001845804): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 820,707; sole dispositive power 0; shared dispositive power 820,707; aggregate amount beneficially owned 820,707 (2.4% of the class)
- OrbiMed Genesis GP LLC (CIK 0001808744): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 205,175; sole dispositive power 0; shared dispositive power 205,175; aggregate amount beneficially owned 205,175 (0.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Disc Medicine, Inc.
Address of issuer's principal executive offices: 321 Arsenal Street, Suite 101, Watertown, Massachusetts (MA), 02472
Comment: This Amendment No. 5 ("Amendment No. 5") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors"), OrbiMed Capital GP VI LLC ("GP VI"), OrbiMed Capital GP VIII LLC ("GP VIII"), and OrbiMed Genesis GP LLC ("OrbiMed Genesis") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on February 22, 2022, as amended by Amendment No. 1 filed with the SEC on January 3, 2023, Amendment No. 2 filed with the SEC on June 21, 2023, Amendment No. 3 filed with the SEC on December 15, 2023 and Amendment No. 4 filed with the SEC on June 20, 2024. This Amendment No. 5 is being filed to report that following the transactions described in Item 5(c) below, the Reporting Persons (as defined below) ceased to be the beneficial owners of more than 5% of the Shares and, as a result, this Amendment No. 5 is an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors is a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
GP VI is a limited liability company organized under the laws of Delaware.
GP VIII is a limited liability company organized under the laws of Delaware.
OrbiMed Genesis is a limited liability company organized under the laws of Delaware
Carl L. Gordon is a United States citizen.
Sven H. Borho is a German and Swedish citizen.
W. Carter Neild is a United States citizen.
Geoffrey C. Hsu is a United States citizen.
C. Scotland Stevens is a United States citizen.
David P. Bonita is a United States citizen.
Peter A. Thompson is a United States citizen.
Matthew S. Rizzo is a United States citizen.
Trey Block is a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
GP VI is the general partner of a limited partnership as more particularly described in Item 6 below.
GP VIII is the general partner of a limited partnership as more particularly described in Item 6 below.
OrbiMed Genesis is the general partner of a limited partnership as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 34,569,042 Shares outstanding of the Issuer, as set forth in the Issuer's Annual Report on Form 10-K, filed with the SEC on February 27, 2025.

As of the date of this filing, OPI VI, a limited partnership organized under the laws of Delaware, holds 530,487 Shares, constituting approximately 1.5% of the issued and outstanding Shares. GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. As a result, OrbiMed Advisors and GP VI share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

In addition, OrbiMed Advisors and GP VI, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OPI VIII, a limited partnership organized under the laws of Delaware, holds 820,707 Shares, constituting approximately 2.4% of the issued and outstanding Shares. GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII, and OrbiMed Advisors is the managing member of GP VIII, pursuant to the terms of the limited liability company agreement of GP VIII. As a result, OrbiMed Advisors and GP VIII share power to direct the vote and disposition of the Shares held by OPI VIII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VIII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VIII.

In addition, OrbiMed Advisors and GP VIII, pursuant to their authority under the limited partnership agreement of OPI VIII, caused OPI VIII to enter into the agreements referred to in Item 6 below.

As of the date of this filing, Genesis, a limited partnership organized under the laws of the Cayman Islands, holds 205,175 Shares, constituting approximately 0.6% of the issued and outstanding Shares. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Item 6 below.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
On March 10, 2025, OPI VI sold 68,766 Shares at a weighted average price of $54.29 per Share.
On March 10, 2025, OPI VIII sold 106,384 Shares at a weighted average price of $54.29 per Share.
On March 10, 2025, Genesis sold 26,596 Shares at a weighted average price of $54.29 per Share.
On March 10, 2025, OPI VI sold 136 Shares at a weighted average price of $55.01 per Share.
On March 10, 2025, OPI VIII sold 211 Shares at a weighted average price of $55.01 per Share.
On March 10, 2025, Genesis sold 53 Shares at a weighted average price of $55.01 per Share.
On March 11, 2025, OPI VI sold 9,222 Shares at a weighted average price of $$54.01 per Share.
On March 11, 2025, OPI VIII sold 14,267 Shares at a weighted average price of $54.0 per Share.
On March 11, 2025, Genesis sold 3,567 Shares at a weighted average price of $54.01 per Share.

The Reporting Persons undertake, upon request by the staff of the SEC or the Issuer to provide full information regarding the number of Shares sold at each separate price.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 11, 2025, the Reporting Persons are believed to have ceased to be the beneficial owners of more than five percent of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, GP VI has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding Shares of the Issuer attributable to OPI VI is 530,487 Shares. GP VI, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 530,487 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII. Pursuant to this agreement and relationship, GP VIII has discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares of the Issuer attributable to OPI VIII is 820,707 Shares. GP VIII, pursuant to its authority under the limited partnership agreement of OPI VIII, may be considered to hold indirectly 820,707 Shares.

OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 205,175 Shares. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 205,175 Shares.

OrbiMed Advisors is the managing member of GP VI, GP VIII, and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of GP VI, GP VIII, and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI, OrbiMed Advisors and GP VIII have discretionary investment management authority with respect to the assets of OPI VIII, and OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of GP VI to vote and otherwise dispose of securities held by OPI VI, GP VIII to vote and otherwise dispose of the securities held by OPI VIII, and OrbiMed Genesis to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI VI is 530,487 Shares, the number of outstanding Shares attributable to OPI VIII is 820,707 Shares, and the number of outstanding Shares attributable to Genesis is 205,175 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VI, GP VIII, and OrbiMed Genesis may also be considered to hold indirectly 1,556,369 Shares.

Mona Ashiya ("Ashiya"), an employee of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors, GP VI, and GP VIII may have the ability to affect and influence control of the Issuer. From time to time, Ashiya may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors, GP VI, and GP VIII, Ashiya is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors, GP VI and GP VIII, which will in turn ensure that such securities or economic benefits are provided to OPI VI and OPI VIII.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
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Exhibit Description
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1. Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, OrbiMed
Capital GP VIII LLC, and OrbiMed Genesis GP LLC.
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## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (03/12/2025)
- ORBIMED CAPITAL GP VI LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (03/12/2025)
- OrbiMed Capital GP VIII LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (03/12/2025)
- OrbiMed Genesis GP LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (03/12/2025)